December 3, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (818)827-0900

Mr. Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.
1516 E. Tropicana Ave., Suite 245
Las Vegas, Nevada 89119

Re: **Global Entertainment Holdings, Inc. (f/k/a Litfunding Corp.)**
Form 10-KSB/A for Fiscal Year Ended December 31, 2007
Filed November 6, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
File No. 000-49679

Dear Mr. Gabby:

We have reviewed your response letter dated October 31, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Period Ended December 31, 2007

General

1.   Please revise the amendment to include the following information regarding the restated
        financial statements and related disclosure throughout the filing:

        •   Include an explanatory note in the forepart of the amendment that discusses the
            reasons for the amendment. Provide a cross reference to the related note in the
            financial statements that summarizes the impact of the restatement on the financial
            statements.

        •   Labeled as "restated" the columns of the audited financial statements for the restated
            periods.

        •   Provide a new note to the financial statements that includes the following disclosure:

            o   An explanation of the reasons why the financial statements were restated.

            o   A reconciliation of the original financial statement information to the restated
                financial amounts on a line-by-line basis for each major balance sheet and income
                statement account affected including income (loss) per share.

Report of Independent Registered Public Accounting Firm, page 21

2.   We note your response to comment 4 and to the amended audit report for the year ended
        December 31, 2007. Considering the Company has presented a balance sheet only for the
        most recent fiscal year 2007 in accordance with Item 310(a) of Regulation S-B, please
        revise the first paragraph of the audit report as follows:

        •   Change the phrase "for the years then ended" to indicate that the auditor's opinion
            applies to each of the fiscal periods for which comparative statements of income, cash
            flows and changes in stockholder's equity are presented.

        •   Refer to the suggested changes in wording of the audit report in footnote 8 of
            paragraph 8 of AICPA AU Section 508 when the balance sheet at the end of one or
            more prior periods is not presented.

- Delete the last sentence of the first paragraph that refers to the audit by another auditor of the statements for 2004 and prior years considering the financial statements to be included according to Item 310(a) of Regulation S-B are for the two-year period ended December 31, 2007. The income statement for the year ended December 31, 2005 that was included in this amendment is not required under Regulation S-B.

3.   We note the Company has modified the going concern emphasis paragraph as follows:
- The statement that the financial statements have been prepared assuming the Company will continue as a going concern has been deleted.
- The reference to footnote disclosure stating the Company will need additional working capital has been deleted.
- The statement that this *raises substantial doubt* about the Company's ability to continue as a going concern has been conditioned to state that these factors, among others, *may raise substantial doubt* as to their ability to continue as a going concern.
- The reference to management's plans regarding their going concern uncertainty has been deleted.
- The statement that the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Please revise the going concern emphasis paragraph in the amendment to provide the full disclosure required by paragraph 13 of AICPA AU Section 341, similar to that provided in the audit report included in the original 10-KSB. Consider in your revision the requirements of footnote 5 to paragraph 13 of AICPA AU Section 341 that precludes the use of conditional language in expressing an audit conclusion as to the existence of substantial doubt about an entity's ability to continue as a going concern.

Note 10, Stockholders Equity, page 30

4.   We refer to the "Recent Sales of Unregistered Securities" section on page 32. Please revise this section to disclose the four stock transactions that resulted in the issuance of 293,995 pre stock-split shares issued on April 18, 2006 for services rendered to the Company as stated in the "Common Stock" section in Note 9, Stockholders' Equity of the Form 10-KSB for 2007.

5.   Please delete the last paragraph on page 33 of the "Series "B" Convertible Preferred Stock" that refers to certain corrections made to the Company's website regarding film production considering this disclosure is not related to the stock transactions describe in the footnote.

General

Item 8A. Controls and Procedures, page 11

6.   We note your disclosure in the second paragraph that the Chief Executive Officer and the Chief Financial Officer, Messrs, Rasmussen and Gabby have concluded that as of December 31, 2007, disclosure controls and procedures were not effective, primarily due to the inability to timely file the report on Form 10-KSB within the prescribed time frame. We also note your disclosure in the third paragraph that other than the deficiency and weakness described you concluded that disclosure controls and procedures are generally effective. Please remove any qualifying language such as that included in the third paragraph and state, in clear and unqualified language, the conclusions reached by Messrs, Rasmussen and Gabby on the effectiveness of your disclosure controls and procedure.

7.   As a related matter, when preparing your revised disclosures consider incorporating a discussion of management's failure to provide its report on internal control over financial reporting in the originally filed Form 10-KSB in your assessment and ultimate conclusion that disclosure controls and procedures were not effective at December 31, 2007.

Exhibits 31.1 and 31.2
Section 302 Certifications

8.   Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Form 10-Q for the period ended September 30, 2008

9.   We refer to the "Investments" line item for $150,000, equal to 37% of your total assets as of September 30, 2008 and to Note 11, Related Party Transactions that states the following:

    •   The Company on September 22, 2008 granted a world-wide exclusive license to its 30% owned Canadian affiliate to use a film that has not yet been produced.

    •   Subject to financing of the film the Canadian affiliate agreed to pay the Company an exclusive one-time of $150,000.

        Please tell us and revise the financial statements to disclose your basis under U.S generally accepted accounting principles for capitalizing and recording as an investment the agreement to receive the fee from your Canadian affiliate. Consider in your response the following:

- The bank financing of the film has not been finalized and is contingent on their receipt of a Completion Bond to guarantee the film is actually produced and delivered.

- The company that is to issue the Completion Bond has requested the Company provide a guarantee for amount they may loose in connection with the transaction.

- The Company appears to have limited assets and cash flow to comply with the guarantee requirements to finalize the funding of the film taking in consideration it has a of September 30, 2008:

  o No revenues or material source of cash flows related to its operating activities.
  o Current assets of only $51 after fully reserving its accounts receivable of $181,000 and contingent advances of $416,750.

*   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant